January 14, 2011

Pal Seung Lee
Chairman and Chief Executive Officer
Woori Finance Holdings Co., Ltd.
203 Hoehyon-dong, 1-ga, Chung-gu
Seoul 100-792, Republic of Korea

> **Re: Woori Finance Holdings Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 25, 2010**
> **File No. 1-31811**
> **Response Letter Dated December 30, 2010**

Dear Mr. Lee:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comments, including your reference to "persons or entities listed in the Korean Government's list of sanctioned parties for financial transactions." Please clarify for us whether you currently engage in, or in the future may engage in, transactions with Iranian banks or other Iranian parties included in the SDN List maintained by OFAC, besides the Central Bank of Iran. If so, please identify such banks or other parties with which you currently engage, or plan to engage, in transactions.

2. We note the representation in your response letter that you have "substantially ceased" your "activities relating to … export-import financing involving Iran and … international money transfer services with Iranian banks, beginning in the second half of 2010." Please clarify for us whether your current and anticipated contacts with Iran consist solely of transactions necessary to the winding down of your existing contractual commitments to Iranian banks and other Iranian parties, or you have undertaken and/or may undertake new business with such banks and other parties during or after the second half of 2010.

3. You refer in your response to "any residual activities relating to export-import financing and international money transfer services involving Iran" in which you may engage. Please clarify for us whether by "residual activities" you mean new business activities involving

Pal Seung Lee
Woori Finance Holdings Co., Ltd.
January 14, 2011
Page 2

Iran that may proceed following the "prior certification and clearance by relevant Korean government authorities" to which you also refer.

4. You state in your response that, to the best of your knowledge, none of the export-import transactions between Korea and Iran and commercial transactions with or other investments in Iran by Korean companies for which you have provided financing or money transfer services "involved sales of goods or services or investments relating to the acquisition or production of weapons or munitions or support for terrorist activities." Please tell us whether any of the transactions with or investments in Iran in which you have participated have involved the sale or provision into Iran of dual-use technologies, goods or services. Describe and discuss any such transactions or investments, and the related technologies, goods or services.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review. If you need further assistance, you may contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman
       Assistant Director
       Division of Corporation Finance